To:     TAURUS MINING FINANCE FUND NO. 2, L.P. (in its capacity as Agent)
    Corporporation Trust Center
1209 Orange St, Wilmington
Delaware 19801, USA

Attention: Brad Cowdroy, Mark Cook, Tim Woolaver and Megan Lui
Email: operations_team@taurusfunds.com.au

27 July 2026

Dear Sir/ Madam,
Bridge Loan Facility Agreement dated 8 August 2025 – Amendment Letter (this "Letter")
1Introduction
1.We refer to the Bridge Loan Facility Agreement dated 8 August 2025 between, amongst others, Kabanga Nickel Limited (as Borrower), Lifezone Metals Limited (as Parent) and Taurus Mining Finance Fund No. 2, L.P. (as Arranger and Agent) (the “Facility Agreement”).
2.Terms used but not otherwise defined in this Letter shall have the same meaning as in the Facility Agreement. The principles of construction set out in clause 1.2 (Construction) of the Facility Agreement shall have effect as if set out in full in this Letter, mutatis mutandis.
2Background
1.Pursuant to (i) clause 5.2(a)(i)(Completion of a Utilisation Request) of the Facility Agreement, a Utilisation Request will not be regarded as having been duly completed unless the proposed Utilisation Date is a Business Day within the Availability Period, and (ii) clause 5.5 (Cancellation of Commitment) of the Facility Agreement, the Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period. The Availability Period as defined in the Facility Agreement will end on 29 August 2026, being the date falling twelve (12) Months after the Financial Close.
2.The Borrower requests the consent of the Agent (acting on the instructions of all Lenders in accordance with clause 33.2(e)(All Lender matters) of the Facility Agreement) to an extension of the Availability Period for a period of three (3) Months such that it will end at 23.59 GMT on 29 November 2026.
3.By countersigning this Letter, the Agent confirms that it has obtained the consent of all Lenders required under clause 33.2(e)(All Lender matters) of the Facility Agreement and agrees to the extension of the Availability Period referred to in paragraph 2.2 above.
4.The Agent and the Borrower (for itself and as an Obligors' Agent) hereby agree that with effect from the date of this Letter, the definition of "Availability Period" in clause 1.1 (Definitions) of the Facility Agreement shall be amended to read:
"Availability Period" means the period from and including the date of this Agreement up to and including 23.59 GMT on 29 November 2026.
5.The Borrower hereby confirms that, as at the date of this Letter:
(a)the Repeating Representations to be made by it and each other Obligor are true in all material respects; and
(b)no Default or Review Event is continuing or would result from the waivers contemplated in this Letter.

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3Miscellaneous
1.The parties to this Letter agree and acknowledge that, other than as expressly contemplated in this Letter, no change, amendment, waiver or consent with respect to the terms and provisions of any of the Finance Documents is intended or contemplated hereby (which terms and provisions remain unchanged and in full force and effect other than as expressly set forth herein).
2.This Letter is hereby designated as a Finance Document by the Agent and the Borrower.
3.Pursuant to clause 15.2 (Amendment costs) of the Facility Agreement, the Borrower shall, within ten Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in connection with this Letter and the waivers contemplated hereby.
4.This Letter and any non-contractual obligations arising out of or in connection with this Letter shall be governed by, and construed in accordance with, English law.
5.The provisions of clause 1.4 (Third party rights), clause 36 (Counterparts) and clause 38 (Enforcement) of the Facility Agreement shall apply to this Letter as if they had been set out again in full in this Letter, mutatis mutandis and with references to the Facility Agreement being construed as references to this Letter.
We look forward to receiving your response as soon as possible.
Yours faithfully

/s/ Ingo Hofmaier
…………………………………..
Name: Ingo Hofmaier
For and on behalf of
KABANGA NICKEL LIMITED

The amendment effected pursuant to this Letter and the designation of this Letter as a Finance Documents are hereby acknowledged and agreed by the Agent (acting on the instructions of all Lenders):

/s/ Tim Woolaver
…………………………………..
Name: Tim Woolaver
For and on behalf of
Taurus Mining Finance Fund No. 2, L.P. acting through its general partner Taurus Mining Finance Fund No. 2, GP LLC
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